LONCOR RESOURCES INC. (the "Corporation")

Annual Meeting of Shareholders of the Corporation held on June 25, 2015

REPORT OF VOTING RESULTS

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report discloses the results of the voting on the matters submitted to the annual meeting of shareholders of the Corporation held on June 25, 2015 (the "Meeting").

The matters voted upon at the Meeting and the results of the voting were as follows:

1. Election of Directors

By resolution passed via a show of hands, the following persons were elected as directors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation unless such office is earlier vacated in accordance with the by-laws of the Corporation:

		Votes by Proxy

Name	Votes For	% Votes For	Votes Withheld	% Votes Withheld

Maurice J. Colson	25,423,362	83.75%	4,932,600	16.25%
Arnold T. Kondrat	26,001,774	85.66%	4,354,188	14.34%
Richard J. Lachcik	21,069,774	69.41%	9,286,188	30.59%
William R. Wilson	25,423,362	83.75%	4,932,600	16.25%

2. Appointment of Auditors

By resolution passed via a show of hands, BDO Canada LLP, Chartered Professional Accountants and Licensed Public Accountants, were reappointed as the auditors of the Corporation, to hold office until the close of the next annual meeting of shareholders of the Corporation. The following are details of this vote reappointing BDO Canada LLP:

	Votes by Proxy

Votes For	% Votes For	Votes Withheld	% Votes Withheld
32,304,755	99.84%	51,922	0.16%

3. Remuneration of Auditors

By resolution passed via a show of hands, the directors of the Corporation were authorized to fix the remuneration payable to the auditors of the Corporation. The following are details of this vote authorizing the directors to fix the said remuneration:

	Votes by Proxy

Votes For	% Votes For	Votes Withheld	% Votes Withheld
32,151,505	99.84%	51,922	0.16%